Exhibit 99.5

HARRY WINSTON DIAMOND CORPORATION
(the “Company”)

REPORT UNDER
NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual Meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Thursday, June 4, 2009. At the Meeting, the Shareholders were asked to consider certain annual meeting matters outlined in the Notice of Annual Meeting and Management Proxy Circular dated April 16, 2009 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.     Election of Directors

A ballot was conducted to vote on the resolution to appoint the following nine nominees as directors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed, and the outcome was as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Matthew W. Barrett	59,745,088	99.5	287,330	0.5
Thomas M. Boehlert	59,745,888	99.5	286,530	0.5
Micheline Bouchard	59,740,777	99.5	291,641	0.5
Robert A. Gannicott	59,522,431	99.2	509,987	0.8
Noel Harwerth	59,742,182	99.5	290,236	0.5
Daniel Jarvis	59,742,319	99.5	290,099	0.5
Laurent E. Mommeja	59,734,640	99.5	297,778	0.5
Thomas J. O’Neill	59,721,603	99.5	310,815	0.5
J. Roger B. Phillimore	54,973,312	91.6	5,059,106	8.4

2.     APPOINTMENT OF AUDITORS

A ballot was conducted to vote on the resolution to re-appoint KPMG, LLP, Chartered Accountants, as the auditors of the Company for the 2010 fiscal year and authorizing the directors to fix their remuneration, and the outcome was as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
59,847,317	99.7	185,103	0.3

DATED this 4th day of June, 2009.

HARRY WINSTON DIAMOND CORPORATION

Per:	(Signed) “Lyle R. Hepburn”
Lyle R. Hepburn, Corporate Secretary